rklein@hgg.com

(212) 897-7883 (voice)
(212) 897-4982 (fax)

April 28, 2011

VIA EDGAR
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc.
(“Sanomedics” or “Registrant”)
Amendment No. 5 to Registration Statement on Form 10;
SEC Comment Letter dated April 26, 2011
SEC File No.: 000-54167

Gentlemen:

To facilitate the review of Amendment No. 5 to the Form 10 Registration Statement as filed on this date (the “Form 10”), we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.  For your convenience we have enclosed marked copies of the pages in the Form 10 revised in response to the Staff’s comments.

Pursuant to a conversation with the Staff, Registrant has not filed as a Form 10 exhibit an updated Accountant’s Consent.

Item 7. Certain Relationships, page 41

1.
We have refiled Exhibit 10.11, in the Schedule to which we added that Registrant’s September 30, 2010 promissory note to CLSS Holdings in the principal amount of $181,000, referenced (on page 42, under “Borrowings”) by the Staff in this comment, was also amended to provide for the same fixed conversion price of $.50 per share.

Securities and Exchange Commission
April 28, 2011

Payments on Termination, page 40

2.
Even though Mr. Shrivastava is not entitled to severance under his employment agreement as a result of his termination for cause, Registrant conducted negotiations with him with a view to offering to pay him severance in order to reacquire from him the 1,359,445 common shares he beneficially owns (representing approximately 10% of Registrant’s outstanding common stock).

September 30, 2010 Financial Statements, page 48

Note 3 – Restatement of Previously Issued Financial Statements, page F-11

3.	The additional disclosure requested has been made.

*     *     *

Per Mr. Eckstein’s verbal comments regarding the stock ownership tables, (a) on page 30 we separately listed TopAhead Inc. and made appropriate disclosures in new footnote 5, and (b) on page 31, in note (4), we disclosed the name of Ingrid Martin’s limited liability company.

*     *     *

As requested, we have filed a statement from Registrant making the acknowledgments requested by the Staff.

*     *     *
Please acknowledge receipt by stamping the enclosed copy of the first page of this letter and returning it in the enclosed prepaid self-addressed envelope.

Very truly yours,

Richard G. Klein

  RGK:mtp
  Encls.